Exhibit 99.1

ReNew Announces Results for the First Quarter

of Fiscal 2024, ended June 30, 2023

August 18, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its consolidated unaudited IFRS results for the three month period ended June 30, 2023.

Operating Highlights:

•
As of June 30, 2023, the Company’s portfolio consisted of 13.7 GWs, a 6.3% increase year on year, of which ~8.4 GWs are commissioned and 5.3 GWs are committed.
•
415 MWs commissioned in Q1 FY24, increasing our operating MWs to 8,395 MWs, an increase of ~10%.
•
Total Income (or total revenue) for Q1 FY24 was INR 24,659 million (US$ 300 million), compared to INR 25,007 (US$ 305 million) for Q1 FY23. Net profit for Q1 FY24 was INR 2,983 million (US$ 36 million) compared to a net loss of INR 104 million (US$ 1 million) for Q1 FY23. Adjusted EBITDA for Q1 FY24 was INR 18,599 million (US$ 227 million), as against INR 20,157 million (US$ 246 million) in Q1 FY23. Cash Flow to equity (“CFe”) for Q1 FY24 was INR 9,584 million (US$ 117 million) compared to INR 14,562 million (US$ 177 million) in Q1 FY23.

•
Days Sales Outstanding (“DSO”) ended Q1 FY24 at 114 days, a 118 day improvement year on year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 82.06 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of June 30, 2023, our total portfolio consisted of 13,745 MWs an increase of 6.3% year on year, and commissioned capacity was 8,395 MWs, an increase of 10.0% year on year of which 4,172 MWs were wind, 4,124 MWs were solar and 99 MWs were hydro. We commissioned 205 MWs of wind assets and 209 MWs of solar assets during Q1 FY24.

Electricity Sold

Total electricity sold in Q1 FY24 was 5,114 million kWh, a decrease of 1.4% over Q1 FY23.

Electricity sold in Q1 FY24 from wind assets was 2,636 million kWh, a decrease of 8.8% over Q1 FY23. Electricity sold in Q1 FY24 from solar assets was 2,376 million kWh, an increase of 8.8% over Q1 FY23. Electricity sold for Q1 FY24 from hydro assets was 103 million kWh, a decrease of 8.8% over Q1 FY23.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q1 FY24 for wind assets was 29.9%, compared to 34.8% for Q1 FY23. The PLF for Q1 FY24 for solar assets was 27.5% compared to 27.2% for Q1 FY23.

Total Income

Total Income for Q1 FY24 was INR 24,659 million (US$ 300 million), a decrease of 1.4% over Q1 FY23. The decrease in total income was primarily due to lower wind PLF, lower trading revenue and lower income on account of change in the fair value of warrants, partially offset by late payment surcharge income from customers and higher finance income. Total income includes finance income and fair value change in derivative instruments of INR 1,521 million (US$ 19 million).

Employee Benefit Expenses

Employee benefit expenses for Q1 FY24 were INR 1,147 million (US$ 14 million), an increase of 5.1% over Q1 FY23 driven by an increase in headcount, partially offset by lower employee share-based payments.

Other Expenses

Other Expenses for Q1 FY24 were INR 3,048 million (US$ 37 million), an increase of 16.6% over Q1 FY23. The increase was primarily driven by an increase in operating activities.

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for Q1 FY24 was INR 11,077 million (US$ 135 million), a decrease of 31.6% over Q1 FY23. The decrease in finance costs was primarily due to lower non-cash mark to market adjustments and fair value change on derivative instruments, year on year.

Net Profit/ Loss

The net profit for Q1 FY24 was INR 2,983 million (US$ 36 million) compared to a net loss of INR 104 million (US$ 1 million) for Q1 FY23, with the improvement primarily driven by lower finance costs for the quarter, year on year.

Adjusted EBITDA

Adjusted EBITDA Q1 FY24 was INR 18,599 million (US$ 227 million), as compared to INR 20,157 million (US$ 246 million) in Q1 FY23. During the Q1 FY24, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we recognized Gross Revenue of INR 713 million (US$ 9 million) and Adjusted EBITDA of INR 149 million (US$ 2 million) in Q1 FY24.

This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 24 Guidance

We are reiterating our FY24 guidance. The Company expects to complete construction of 1,750 to 2,250 MWs by the end of Fiscal Year 2024.

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY24 are subject to the weather being similar to FY23.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to equity (CFe)	CFe/share
FY24	INR 60,000 – INR 66,000 million	INR 149 - INR 164	INR 6,000 – INR 8,000 million	INR 15 - INR 20

Cash Flow

Cash generated from operating activities for Q1 FY24 was INR 13,473 million (US$ 164 million), compared to INR 7,567 million (US$ 92 million) for Q1 FY23. The increase was primarily on account of lower outflow towards working capital due to improved collections.

Cash used in investing activities for Q1 FY24 was INR 45,356 million (US$ 553 million), compared to INR 13,708 million (US$ 167 million) for Q1 FY23. Cash was used primarily for investment in projects.

Cash generated in financing for Q1 FY24 was INR 13,799 million (US$ 168 million), compared to cash generated from financing activities of INR 2,547 million (US$ 31 million) in Q1 FY23. The increase was primarily on account of lower repayments.

Capital Expenditure

During Q1 FY24, we commissioned 415 MWs of projects for which our capex was INR 26,903 million (US$ 328 million).

Liquidity Position

As of June 30, 2023, we had INR 69,521 million (US$ 847 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 20,094 million (US$ 245 million) and INR 49,427 million (US$ 602 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on June 30, 2023 was INR 545,056 million (US$ 6,642 million).

Receivables

Total receivables, as on June 30, 2023, was INR 29,408 million (US$ 358 million) of which INR 7,423 million (US$ 90 million) was unbilled and others. The day sales outstanding was 114 as on June 30, 2023, as compared to 232 as on June 30, 2022, an improvement of 118 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 8,748 million (US$ 107 million) as of June 30, 2023, compared to INR 20,489 million (US$ 259 million) as of June 30, 2022.

Other Accounting Matters

As on June 30, 2023, we classified INR 5,358 million (US$ 65 million) of assets and INR 3,827 million (US$ 47 million) of liabilities as held for sale related to 100 MW of solar projects.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;

•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM ET (6:00 PM IST) on August 21, 2023. The conference call can be accessed live at https://edge.media-server.com/mmc/p/vu6jgr9e or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at

https://investor.renew.com/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 82.06 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~13.7 GWs on a gross basis as of June 30, 2023, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renew.com
+ 91 9999384233

Investor Enquiries

Nathan Judge

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at June 30,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	538,355	565,498	6,891
Intangible assets	38,595	38,266	466
Right of use assets	10,618	10,669	130
Investment in jointly controlled entities	3,007	2,971	36
Financial assets
Investments	466	483	6
Derivative instruments	4,216	3,502	43
Trade receivables	9,072	9,013	110
Loans	356	395	5
Others	1,901	1,876	23
Deferred tax assets (net)	4,645	4,579	56
Prepayments	1,018	1,409	17
Non-current tax assets (net)	5,776	5,705	70
Contract assets	7,139	7,240	88
Other non-current assets	11,463	16,225	198
Total non-current assets	636,627	667,831	8,138
Current assets
Inventories	1,194	1,627	20
Financial assets
Investments	460	1,763	21
Derivative instruments	2,120	2,448	30
Trade receivables	21,615	20,395	249
Cash and cash equivalents	38,182	20,094	245
Bank balances other than cash and cash equivalents	37,837	48,372	589
Loans	54	52	1
Others	4,094	3,219	39
Prepayments	1,311	1,444	18
Contract assets	572	1,342	16
Other current assets	2,364	4,603	56
	109,803	105,359	1,284
Assets held for sale	64	5,358	65
Total current assets	109,867	110,717	1,349
Total assets	746,494	778,548	9,488
Equity and liabilities
Equity
Issued capital	4,808	4,808	59
Share premium	154,136	154,138	1,878
Hedge reserve	(618)	(4,017)	(49)
Share based payment reserve	5,886	6,309	77
Retained losses	(53,610)	(53,589)	(653)
Other components of equity	(3,750)	(3,668)	(45)
Equity attributable to equity holders of the parent	106,852	103,981	1,267
Non-controlling interests	11,548	14,121	172
Total equity	118,400	118,102	1,439
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	467,293	467,881	5,702
Lease liabilities	5,471	5,584	68
Derivative instruments	521	817	10
Liability for put options with non-controlling interest	4,422	5,184	63
Others	1,735	1,742	21
Deferred government grant	203	200	2
Employee benefit liabilities	207	235	3
Provisions	16,859	17,973	219
Deferred tax liabilities (net)	15,454	16,154	197
Other non-current liabilities	3	3	0
Total non-current liabilities	512,168	515,773	6,285

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at June 30,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	63,114	77,175	940
Lease liabilities	698	708	9
Trade payables	6,118	7,112	87
Liability for put options with non-controlling interests	987	984	12
Derivative instruments	1,654	3,926	48
Others	38,672	49,187	599
Deferred government grant	11	11	0
Employee benefit liabilities	271	275	3
Other current liabilities	4,117	893	11
Current tax liabilities (net)	284	575	7
	115,926	140,846	1,716
Liabilities directly associated with the assets held for sale	—	3,827	47
Total current liabilities	115,926	144,673	1,763
Total liabilities	628,094	660,446	8,048
Total equity and liabilities	746,494	778,548	9,488

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended June 30,
	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Income
Revenue	22,174	21,250	259
Other operating income	254	109	1
Late payment surcharge from customers	—	855	10
Finance income and fair value change in derivative instruments	600	1,521	19
Other income	920	830	10
Change in fair value of warrants	1,059	94	1
Total income	25,007	24,659	300
Expenses
Raw materials and consumables used	—	564	7
Employee benefits expense	1,091	1,147	14
Depreciation and amortisation	3,829	4,193	51
Other expenses	2,615	3,048	37
Finance costs and fair value change in derivative instruments	16,195	11,077	135
Total expenses	23,730	20,029	244
Profit before share of profit of jointly controlled entities and tax	1,277	4,630	56
Share in loss of jointly controlled entities	—	(36)	(0)
Profit before tax	1,277	4,594	56
Income tax expense
Current tax	359	483	6
Deferred tax	1,022	1,128	14
(Loss) / profit for the period	(104)	2,983	36
Weighted average number of equity shares in calculating basic and diluted EPS	398,076,011	370,014,900	370,014,900
(Loss) / earning per share
Basic and diluted (loss) / earning attributable to ordinary equity holders of the Parent (in INR)	(0.26)	7.41	0.09

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended June 30,
	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	1,277	4,594	56
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	16,047	10,793	132
Depreciation and amortisation	3,829	4,193	51
Change in fair value of warrants	(1,059)	(94)	(1)
Provision for operation and maintenance equalisation	(89)	38	0
Share based payments	515	314	4
Interest income	(539)	(1,271)	(15)
Others	(68)	(139)	(2)
Working capital adjustments:
(Increase) / decrease in trade receivables	(8,381)	1,168	14
(Increase) / decrease in inventories	(95)	(433)	(5)
(Increase) / decrease in other current financial assets	(542)	28	0
(Increase) / decrease in other non-current financial assets	41	(35)	(0)
(Increase) / decrease in other current assets	(3,164)	(2,215)	(27)
(Increase) / decrease in other non-current assets	(18)	(230)	(3)
(Increase) / decrease in prepayments	336	(523)	(6)
(Increase) / decrease in contract assets	—	(713)	(9)
Increase / (decrease) in other current financial liabilities	10	346	4
Increase / (decrease) in other current liabilities	86	(3,225)	(39)
Increase / (decrease) in other non-current liabilities	(5)	—	—
Increase / (decrease) in in trade payables	(324)	993	12
Increase / (decrease) in employee benefit liabilities	71	24	0
Cash generated from operations	7,928	13,613	166
Income tax paid (net)	(361)	(140)	(2)
Net cash generated from operating activities (a)	7,567	13,473	164
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(24,243)	(34,917)	(426)
Sale of property, plant and equipment	7	0	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(62,300)	(84,693)	(1,032)
Redemption of deposits having residual maturity more than 3 months and mutual funds	72,354	72,589	885
Deferred consideration received during the period	19	1,115	14
Acquisition of subsidiaries, net of cash acquired	(90)	—	—
Purchase consideration paid	—	(223)	(3)
Proceeds from interest received	545	773	9
Net cash used in investing activities (b)	(13,708)	(45,356)	(553)
Cash flows from financing activities
Shares bought back, held as treasury stock	(1,173)	(2,060)	(25)
Shares issued during the period	14	0	0
Payment for acquisition of interest from non-controlling interest	(19)	(137)	(2)
Payment of lease liabilities (including payment of interest expense)	(80)	(123)	(1)
Proceeds from shares and compulsory convertible debentures issued by subsidiaries	1,629	4,411	54
Proceeds from long term interest-bearing loans and borrowings	45,195	22,450	274
Repayment of long term interest-bearing loans and borrowings	(52,334)	(21,075)	(257)
Proceeds from short term interest-bearing loans and borrowings	30,681	49,175	599
Repayment of short term interest-bearing loans and borrowings	(16,806)	(28,967)	(353)
Interest paid (including settlement gain / loss on derivative instruments)	(4,560)	(9,875)	(120)
Net cash generated from financing activities (c)	2,547	13,799	168
Net decrease in cash and cash equivalents (a) + (b) + (c)	(3,594)	(18,084)	(220)
Cash and cash equivalents at the beginning of the period	28,379	38,182	465
Effects of exchange rate changes on cash and cash equivalents	47	(4)	(0)
Cash and cash equivalents at the end of the period	24,832	20,094	245
Components of cash and cash equivalents
Cash and cheque on hand	1	1	0
Balances with banks:
- On current accounts	16,723	13,286	162
- Deposits with original maturity of less than 3 months	8,108	6,807	83
Total cash and cash equivalents	24,832	20,094	245

RENEW ENERGY GLOBAL PLC

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net (loss) / profit to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,
	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
(Loss) / profit for the period	(104)	2,983	36
Less: Finance income and fair value change in derivative instruments	(600)	(1,521)	(19)
Add: Share in loss of jointly controlled entities	-	36	0
Add: Depreciation and amortisation	3,829	4,193	51
Add: Finance costs and fair value change in derivative instruments	16,195	11,077	135
Less: Change in fair value of warrants	(1,059)	(94)	(1)
Add: Income tax expense	1,381	1,611	20
Add: Share based payment expense and others related to listing	515	314	4
Adjusted EBITDA	20,157	18,599	227

Cash flows to equity (CFe):

	For the three months ended June 30,
	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Adjusted EBITDA	20,157	18,599	227
Add: Finance income and fair value change in derivative instruments	600	1,521	19
Less: Interest paid in cash	(4,560)	(7,947)	(97)
Less: Tax paid	(361)	(140)	(2)
Less: Normalised loan repayment	(1,402)	(2,573)	(31)
Add: Other non-cash items	128	124	2
Total CFe	14,562	9,584	117